

DISCLAIMER

This presentation may include ''forward-looking statements.'' To the extent that the information presented in this presentation discusses financial projections, information, or expectations about Legion Capital Corporation's business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as ''should,'' ''may,'' ''intends,'' ''anticipates,'' ''believes,'' ''estimates,'' ''projects,'' ''forecasts,'' ''expects,'' ''plans,'' and ''proposes.'' Although Legion Capital Corporation believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading "Risk Factors" and elsewhere in the offering statement filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of the document in which they are contained, and Legion Capital Corporation does not undertake any duty to update any forward-looking statements except as may be required by law.

The offering will be made only by means of an offering circular and will only be made when an offering statement on Form 1-A relating to these securities has been filed with the U.S. Securities and Exchange Commission. The securities offered by Legion Capital Corporation are highly speculative. Investing in shares of Legion Capital Corporation involves significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Legion Capital Corporation intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Any questions regarding Legion Capital Corporation should be directed to: LEGION CAPITAL CORPORATION - info@legioncapitalcorp.com or (888) 403-FUND (3863)



Table of Contents

Join the Growing Legion

Legion Capital is a new age private equity firm that deploys the latest capital formation methodologies to buy and build companies in targeted high growth industries.

With over a century of collective business building experience, our executive team combines experienced corporate finance, digital marketing, financial technology and management expertise.

We are not an investor. We take a controlling ownership stake in the companies and projects we acquire. Our strategy is to bring not only the capital, but a powerful basket of marketing, management and executive expertise to manage, advise, market, service, enhance and grow the business, with a target goal of 2x to 3x value enhancement over a 2 to 3 year period.

Our mission is simple: Be the gold standard in the new era of tech driven private equity firms.

Since commencing operations in the third quarter of 2016, we have grown our revenues from zero to a projected revenue run rate of over $40 million as of Q3 2018, and our shareholder equity from zero to just under $10 million. Legion experienced expected early stage losses in 2017 (just under $2 million excluding non-cash items).

We have over 600 shareholders who have purchased our IPO (Reg A+) through the *Legion Direct* platform.



$10	600+
Million Shareholder Equity	Shareholders

Legion's Executive Team

Legion Capital is founded by a seasoned team of venture capital, marketing, and corporate finance executives. President Brad Hilton heads up a management team with over 75 years' experience in financing and building companies from start-ups to large-scale publicly traded enterprises.



Shane Hackett

CHIEF MARKETING OFFICER & DIRECTOR

- Media, marketing and public company executive.
- Renowned direct marketing expert.
- Chairman of the Board at Market Leverage — Inc 1000 Advertising Firm .
- Owned radio stations, marketing and training companies.
- Producer and creator of *Baseball Sunday* with Joe Garagiola.



Joseph B. Hilton

PRESIDENT & DIRECTOR

- Grandson of iconic American Hotelier Conrad Hilton.
- Former head of Hilton Hotels Information Technology Group.
- Noted venture capital executive.
- Founder of GAINS Venture Group.
- Renowned philanthropist through the Hilton Foundation.



Jim Byrd

CHAIRMAN, CEO & DIRECTOR

- Extensive C-suite experience in corporate finance, venture capital transactions, M&A and public markets transactions.
- Veteran corporate and securities attorney.
- 30 years of business building and management experience.
- Former Vice Chairman of Success Magazine, N.Y. (1998-2000).



Paul F. Carrazzone

CHIEF OPERATING OFFICER

- 20 years' experience in Commercial Banking, Underwriting, Deal making and Business Development.
- Investor, advisor or consultant to a myriad of private and public transactions from start up to over $1 billion.
- Proven experience in business management & development, corporate finance, M&A, transaction analysis, contract negotiation and deal structuring.
- Oversees all new transaction underwriting and management of Legion's portfolio holdings.

Legion Capital Corporation Group Overview

Launched in late 2016, Legion owns multiple dynamic business units.

I.   Legion Marketing

II.   Legion Real Estate

III.   Hilton Institute of Business

IV.   Legion Aviation Group

V.   Legion Builders

VI.   Legion Automotive Group

VII.   Legion Management

VIII.   Legion Finance

IX.   Legion Select Holdings



Legion Capital Corporation enjoys a winning reputation and key synergies across its entire platform of portfolio companies with integrated private equity, advisory services, tech driven marketing capabilities, business building, and financial management expertise.

Success Case: "Working with Legion Capital has been phenomenal. Their team is second to none in terms of preparation, diligence and in getting the deal done. This partnership will allow us to continue to expand our footprint in Central Florida, and we are pleased to have Legion at our side as we grow and expand".

        - Jean Marsan, President of Marsan Real Estate Group

Legion Capital Corporate Structure

LEGION



Legion Capital Corporation
Legion Marketing, LLC
Legion Real Estate Group
Hilton Institute of Business
Legion Aviation Group
Legion Automotive Group
Legion Management Group LLC
Legion Finance Group
Legion Select Holdings, LLC
Legion Property Development Group
Legion Builders
Legion Title
Legion Dorman Chrysler Dodge
Legion Funding
Legion Commercial Finance

Business Model



PROVIDE SERVICES

We make money on the services we provide to grow the company, including marketing and management services, direct services such as construction, closing and title services, financial management and back office support.

ACQUIRE

Legion typically acquires 51% or greater ownership in portfolio companies.

IDENTIFY

It starts with identifying companies and projects in high-growth industries that can be exponentially grown through a combination of capital and expertise.

INFUSE CAPITAL

We introduce capital, typically through a secured debt, fixed income or hybrid debt/equity offering. Investors are typically secured by a lien or mortgage on the assets and/or cash flows of the acquired company or project. We don't look to profit on the capital infusion, we typically bring the capital in at our direct cost of capital. We're not a lender in that sense, we look to profit by providing our basket of services to the project, and through our equity – we are typically a 51%+ equity holder in the business.

EXPAND

Legion looks to grow the newly acquired business through a combination of new capital, innovative marketing, and solid business management. Through its ownership, Legion profits from the growth and increased value of the business or project.

Legion Builders



A fully integrated development, construction and home building company in Central Florida.

Legion Builders is a residential construction and home building subsidiary of Legion Capital. It was formed through the acquisition of top residential construction company SDC Construction ("SDC") and award winning residential home builder AR Bailey Homes.

SDC and AR Bailey Homes individually and collectively represent Central Florida's finest in new home design, construction, sale and completion.



Legion Builders will grow by delivering comprehensive end-to-end home building services to clients ranging from large-scale national developers to local communities and individual families in Central Florida.



Bottom Line: With the addition of Legion Capital's private equity, advisory and title services capabilities, Legion Builders hopes to become a dominant force throughout Central Florida's high-growth residential real estate space (Orlando was just listed #1 for residential real estate investment in America by *Forbes* Magazine).

Legion Finance

A Direct Lender to Small and Growing Business.

Legion Finance, through its subsidiary companies Legion Funding and Legion Commercial Finance, works closely with business owners to access the capital they need to grow their business. Our team of highly-trained finance professionals works hand-in-hand with our clients to create and implement a capital formation plan that's tailor-made to their particular business need. Legion Finance provides short term, secured financing in the following areas:

➢ Mortgage lending to developers and real estate entrepreneurs to acquire, build, develop and renovate properties.

➢ Accounts receivable or contract financing for growing businesses with proven operations and solid receivables.

➢ Bridge financing for acquisition of real estate or businesses, including bridge financing for Legion acquisitions.

Legion Automotive Group
(Division of Legion Transportation)

Legion's automotive portfolio was established in January 2018 with the acquisition of a privately-owned Chrysler dealership with a 40-year operating history.

In synergy with Legion Marketing and this business's existing management and sales teams, Legion is looking to rapidly expand its automotive footprint regionally across the southeastern United States.

Capitalizing on proven strengths in used car sales, Legion is expanding this business segment to include additional locations for used car sales and rental car operations. As car sales volumes increase, Legion will also opportunistically underwrite the financing on the most favorable transactions.



Legion Aviation
(Division of Legion Transportation)

Legion maintains a position in the air ambulance service sector.

Operating its aircraft in tandem with an industry leading FAA Part 135 operator, our aviation group provides worldwide life-saving services to most major North American health care groups.



  

MEDICAL TRANSPORT   HOSPITAL PROGRAMS   ORGAN PROCUREMENT

Hilton Institute of Business

A private education and training company with a variety of programs operating under a legendary brand. Hilton Institute acts as a feeder source to Legion Capital of new opportunities for potential transactions and acquisitions.



 **WORKSHOPS & BOOT CAMPS**

A personal passion of our founder and President Joseph B. Hilton, our seminars, workshops and boot camps are some of the most powerful business experiences in the life of the business owner or entrepreneur.

 **CEO SUMMIT**

Our signature program. A powerful multi-day learning and networking session with the top private equity, venture capital and corporate executives in America.

 **ENTREPRENEURSHIP PROGRAMS**

Renowned education programs and training services for individuals and businesses worldwide. Dedicated to creating entrepreneurial expertise.

 **COACHING AND MENTORING**

Every successful entrepreneur in history has one thing in common – at some point, they had the assistance of a mentor or coach to help build and grow their business.

 **DISTANCE LEARNING**

Our online learning environment utilizes the latest digital developments to ensure a fully immersive online training and learning experience that delivers powerful content to remote participants worldwide.

 **BUSINESS EDUCATION & PUBLISHING**

HIB is a leading name for the cutting-edge financial content that small business owners and entrepreneurs rely on to grow and manage their business. Our publishing and media team works with financial authors and media to publish and disseminate compelling books, white papers, special reports, social media, blogs, video and more.

Projected Future Opportunities

OPPORTUNITY	DESCRIPTION	ANTICIPATED TIMELINE
Acquisition of SDC & ARB (Legion Builders)	Acquisition of SDC Construction, LLC and A.R. Bailey Homes, in order to further Legion Builders' business model of profitably participating in major real estate development projects.	ACQUIRED JULY 2, 2018
Legion Automotive – Multiple Dealership Model	Creating and developing a Multiple Dealership Model through Legion Automotive Group.	Q3 2018
Acquisition of Large Scale Residential Development	Major residential development project in Harmony, Florida (central Florida tourist corridor) currently in acquisition negotiation.	Q3 2018

Compelling Investment Thesis

Bottom Line: Legion understands how to build a business to its fullest potential.

 Strong and Growing Operating Business Units

 End-to-End Services Model

 Existing Performing Assets

 Very Little Meaningful Competition

 Best in Class Marketing

 Early Mover Advantage

 Experienced Management Team

 Highly Scalable Businesses

Legion IPO Offering

We are offering 2 million shares of Initial Public Offering (IPO) stock at $3.00 per share. ($6M total offering)

Shares have not yet been qualified for sale under Regulation A+, and will not be sold until qualified.

We are in the process of applying to trade on Nasdaq upon closing of this offering. [1][2]

USE OF PROCEEDS:

TRANSACTIONAL COSTS	$545,000
HIRE NEW PERSONNEL	$500,000
RETIRE CORPORATE DEBT	$1 million
MARKETING AND SALES	$500,000
GROWTH AND WORKING CAPITAL	$3.45 million
TOTAL	$6 million

Footnotes:
(1) Successful listing on the NASDAQ exchange is subject to meeting specific requirements and completing the offering. Such listing cannot be assured.
(2) Legion Capital Corporation intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.